Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
Virax Biolabs (UK) Limited	United Kingdom
Virax Biolabs Limited	Hong Kong
Virax Biolabs USA Management, Inc.	United States
Virax Immune T-Cell Medical Device Company Limited	Hong Kong
Virax Biolabs Pte. Limited	Singapore
Logico Bioproducts Corp.	British Virgin Islands
Shanghai Xitu Consulting Co., Limited	PRC